November 1, 2024

Via EDGAR Correspondence

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)

Registration Statement on Form N-1A

1933 Act File No. 333-207814 (Post-Effective Amendment No. 59)

1940 Act File No. 811-23112 (Post-Effective Amendment No. 60)

Dear Ms. Brutlag:

This letter responds to the comments to Post-Effective Amendment No. 59 to the Registrant’s registration statement on Form N-1A (“PEA 59”) that were provided by teleconference on October 10, 2024 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Income ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 59.

1.	Staff Comment: Please provide the Staff the with the ticker, completed fee table, and expenses at least 1 week prior to effectiveness.

Response: As requested, the Registrant notes that the ticker for Janus Henderson Income ETF will be “JIII”. Below is the completed fee table and expenses.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.52%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.03%
Total Annual Fund Operating Expenses	0.55%
Fee Waiver and/or Expense Reimbursement	0.03%
Total Annual Fund Operating Expenses After Fee Waiver(3)	0.52%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur during the current fiscal year.
(2)	Acquired Fund Fees and Expenses are indirect fees and expenses that the Fund incurs from investing in other investment companies. To the extent that the Fund invests in Acquired Funds, the Fund’s “Total Annual Fund Operating Expenses” may not correlate to the “Ratio of gross expenses to average net assets” presented in the “Financial Highlights” table because that ratio includes only the direct operating expenses incurred by the Fund, not the indirect costs of investing in Acquired Funds.
(3)	The Adviser has contractually agreed to waive and/or reimburse a portion of the Fund’s management fee in an amount equal to the management fee it earns as an investment adviser to any affiliated exchange-traded funds (“ETFs”) with respect to the Fund’s investment in such affiliated ETF, less certain operating expenses. The fee waiver agreement will remain in effect at least through February 28, 2026. The fee waiver agreement may be modified or terminated prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and the Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 53	$ 173

2.	Staff Comment: In the Principal Investment Strategy section, please disclose the average expected maturity of the portfolio or equivalent statement.

Response: Aa requested, Registrant has added the following language as a new standalone second paragraph in the Principal Investment Strategy section:

There are no restrictions on the maturity of any individual securities or on the Fund's average portfolio maturity, although the average portfolio duration of the Fund will typically vary between zero and eight years.

3.	Staff Comment: The Staff notes the ESG Integration disclosure located in Item 9. Briefly identify examples of ESG criteria portfolio management considers when selecting investments. Please disclose whether ESG integration applies to all of the portfolio’s investments or a portion of its investments.

Response: As requested Registrant has enhanced the ESG Integration disclosure located in Item 9 of the Fund’s prospectus as follows (additions underlined, deletions stricken):

ESG Integration.

As part of its investment process, portfolio management ~~integrates~~ considers environmental, social, and governance (“ESG”) risks and opportunities (“ESG Factors”) that it believes are financially material, alongside other fundamental investment factors ~~by incorporating ESG information into the Fund’s investment process~~. Examples of potential financially material ESG Factors may include corporate governance, political governance, executive pay, board structure and diversity, business ethics, corporate reporting, company culture, human capital management and diversity, community relations, human rights, exposure to climate change, biodiversity, and deforestation. Portfolio management focuses on the ESG ~~factors they consider~~ Factors it considers most likely to have a material impact on the long-term financial performance of the ~~issuers in the Fund’s portfolio~~ issuer, which includes identifying ~~material~~ ESG ~~risk factors~~ Factors attributable to a particular region, sector, industry, or issuer. ~~Portfolio management believes that an issuer’s ESG practices may have an impact, positive or negative, on the issuer’s long-term financial performance, and, at their discretion, engage with an issuer’s~~ To facilitate its assessment of ESG Factors, portfolio management ~~to encourage improved ESG practices. ESG factors~~ uses issuer reports, third-party data and internally-generated analyses and may engage directly with issuers. ESG Factors are one of many considerations in the investment decision-making process~~, and~~ may not be determinative in deciding to include or exclude an investment from the portfolio, and may not be considered for every investment decision. Portfolio management may assess the relevance of ESG Factors to its fundamental research process differently across issuers, sectors, regions, and asset classes.

4.	Staff Comment: Under Item 9 “Risks of the Fund” please disclose whether the risks are all principal risks or whether the list also includes non-principal risks. If so, consider separating out or indicating which are non-principal.

Response: Registrant respectfully notes that the following statement in the “Risks of the Fund” introduction paragraph that the risks in Item 9 include both principal and non-principal risks (pertinent disclosure is shown in italics for convenience). In addition, Registrant respectfully declines to separate the statutory risks into principal and non-principal subheadings at this time.

RISKS OF THE FUND

The value of your investment will vary over time, sometimes significantly, and you may lose money by investing in the Fund. The following information is intended to help you better understand some of the risks of investing in the Fund, including principal risks and additional risks associated with investing in the Fund. The impact of the following risks on the Fund may vary depending on the Fund’s investments. The greater the Fund’s investment in a particular security, the greater the Fund’s exposure to the risks associated with that security. Before investing in the Fund, you should consider carefully the risks that you assume when investing in the Fund.

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Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen

Cara B. Owen

Secretary

Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.